BofA Securities, Inc.

One Bryant Park

New York, New York 10036

SVB Securities LLC

1301 Avenue of the Americas, 12th Floor

New York, New York 10019

May 30, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Jimmy McNamara

RE:	Oculis Holding AG

Registration Statement on Form F-1

File No. 333-272256

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Oculis Holding AG (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form F-1 so that it becomes effective as of 4:00 p.m. Eastern time on May 31, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours, BofA Securities, Inc. SVB Securities LLC

Acting severally on behalf of themselves and the several underwriters named in the underwriting agreement

By:	BofA Securities, Inc.

By:	/s/ Greg Butz
Name: Greg Butz
Title: Managing Director

By:	SVB Securities LLC

By:	/s/ Gabriel P. Cavazos
Name: Gabriel P. Cavazos
Title: Managing Director, Investment Banking